FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 2 DATED MAY 8, 2017

TO THE PROSPECTUS DATED MAY 1, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated May 1, 2017, as supplemented by Supplement No. 1 dated May 1, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updated information regarding the experience of our sponsor and its affiliates buying, improving and selling real estate and real estate-related assets; and

•	unaudited pro forma financial information, and the notes thereto, for the year ended December 31, 2016.

Experience Buying, Improving and Selling Real Estate and Real Estate-Related Debt

The information below replaces the information regarding the sale of the Wind Tree property on page 7 of Supplement No. 1 to this prospectus.

					Selling Price, Net of Closing Costs
Property	Location	Selling Entity	Date of Sale	Years Held	Cash Received	Mortgage balance at time of sale(1)	Purchase money taken back by program(2)	Net Selling Price	Total Acquisition Costs(3)	Net Cash(4)
Wind Tree	El Paso, TX	RRE Investors IV, LP	2016	10	2,492,860	7,140,000	2,310,198	11,943,058	10,988,529	954,841

Pro Forma Financial Information

The information below replaces the unaudited pro forma consolidated statement of comprehensive loss for the six months ended June 30, 2016, and the notes thereto, included in our Current Report on Form 8-K/A filed with the SEC on November 1, 2016, which Current Report on Form 8-K/A is incorporated by reference in this prospectus.

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 is presented as if the Resource Apartment REIT III, Inc. (the “Company”) had acquired Payne Place on January 1, 2015. The footnotes to the pro forma financial statements provide details of the pro forma adjustments. The Company believes that all material adjustments necessary to reflect the effects of the acquisition have been made.

This unaudited pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements and notes thereto as filed in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q, and are not necessarily indicative of what the actual financial position or comprehensive loss would have been had the Company completed the transaction as of the beginning of the periods presented, nor is it necessarily indicative of future results.

Resource Apartment REIT III, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2016

	For the Year Ended December 31, 2016	Pro Forma Adjustments		For the Year Ended December 31, 2016
	(a)			(Pro Forma)
Revenues:
Rental income	$72,119	$130,506	(b)	$202,625

	72,119	130,506		202,625

Expenses:
Rental operating	22,919	82,057	(b)	104,976
Acquisition costs	128,119	(128,119	)(c)	—
Management fees - related parties	9,844	17,055	(d)	26,899
Management fees	3,123	5,873	(e)	8,996
General and administrative	641,538	—		641,538
Depreciation and amortization expense	35,502	60,351	(f)	95,853

Total expenses	841,045	37,217		878,262

Loss (income) before other expense	(768,926)	93,289		(675,637)
Other income (expense):
Interest income	762	—		762
Interest expense	(8,083)	(43,935	)(g)	(52,018)

Net (loss) income	$(776,247)	$49,354		$(726,893)

Class A common stock:
Net (loss) income attributable to Class A common stockholders	$(709,395)			$(664,292)

Net (loss) income per common share, basic and diluted	$(4.59)			$(4.30)

Weighted-average number of common shares outstanding, basic and diluted	154,618			154,618

Class T common stock:
Net (loss) income attributable to Class T common stockholders	$(66,852)			$(62,601)

Net (loss) income per common share, basic and diluted	$(4.42)			$(4.14)

Weighted-average number of common shares outstanding, basic and diluted	15,108			15,108

See accompanying notes to unaudited pro forma consolidated financial statements

Resource Apartment REIT III, Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2016

(a)	Reflects the Company’s historical consolidated operations for the year ended December 31, 2016.
(b)	Reflects operating activity from January 1, 2016 to August 19, 2016 for the acquisition made during the quarter ended September 30, 2016.
(c)	Acquisition expenses are non-recurring and have not been included for the 2016 acquisition.
(d)	Reflects the asset management fee associated with the acquisition. The asset is managed by Resource REIT Advisor, LLC, a related party of the Company. The asset management fee is 1% of the asset’s cost for the year ended December 31, 2016.
(e)	Reflects the property management fee associated with the acquisition. The property management fee is 4.5% of gross receipts for the year ended December 31, 2016.
(f)	Reflects the additional depreciation for the building and improvements incurred as a result of the acquisition. Building depreciation is expensed over the property’s estimated useful life of 27.5 years and improvements are depreciated over their estimated useful lives ranging from three to 15 years.
(g)	The Company, through a wholly owned subsidiary, entered into a $1.6 million secured mortgage loan on December 15, 2016. The Company received a short term bridge loan from the Advisor to fund the acquisition of Payne Place, which was repaid on November 1, 2016. The adjustment assumes the mortgage loan was obtained January 1, 2016 and was outstanding for the entire year ended December 31, 2016 and the bridge loan was not in place during the year ended December 31, 2016.

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